Exhibit 5.1

200 Bay Street, South Tower Suite 2800 Toronto, ON 647 499 2828 mintz.com

March 27, 2026

Satellos Bioscience Inc.

Royal Bank Plaza, South Tower, 200 Bay Street,

Suite 2800

Toronto, Ontario M5J 2J1

Dear Sirs/Mesdames:

Re:	Satellos Bioscience Inc. (the “Corporation”)

We have acted as counsel to the Corporation in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to the registration pursuant to the United States Securities Act of 1933, as amended, of 3,124,679 common shares of the Corporation (the “Common Shares”) issuable pursuant to: (i) the Corporation’s omnibus equity incentive plan dated April 10, 2024 (the “Omnibus Plan”), and (ii) the Corporation’s second amended and restated stock option plan, as amended on June 29, 2023 (the “Option Plan”). We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:

(a)	the articles of amalgamation, as amended to date, and by-laws of the Corporation, as amended to date;

(b)	the Omnibus Plan;

(c)	the Option Plan; and

(d)	resolutions of the directors and the shareholders of the Corporation authorizing the Omnibus Plan and the Option Plan.

We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we considered necessary or relevant for purposes of the opinion expressed below, including a certificate signed by the Chief Financial Officer of the Corporation addressed to our firm, certifying certain additional corporate information of a factual nature, which we have relied upon as to questions of fact material to our opinion set forth below.

In giving this opinion, with regard to all documents examined by us, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies and the authenticity of the originals of such latter documents.

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MINTZ LLP

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We have also assumed that all Common Shares issued under the Omnibus Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Corporation would have received if the Common Shares had been issued for money.

Based upon and subject to the foregoing we are of the opinion that, subject to the due and valid exercise of options in accordance with the terms of the Option Plan or Omnibus Plan, as applicable, and receipt by the Corporation of the applicable exercise price pursuant to the terms of the Option Plan or Omnibus Plan, as applicable, the Common Shares so issued pursuant to the Option Plan or Omnibus Plan, as applicable, will be validly issued and outstanding as fully paid and non-assessable shares of the Corporation.

The foregoing opinion is limited to the laws of Ontario and the federal laws of Canada applicable therein.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours truly,

(signed) “Mintz LLP”